HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748

SEC:SE
17th January, 2005

BY AIR MAIL


05005686

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation Finance,
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549

Dear Sir,

SUB: **i)** **Listing Application**
ii) **Form No.2**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 93068 Equity Shares of Rs.10/- each allotted on 10.01.2005 under employees Stock Options Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

RANBAXY LABORATORIES LIMITED
REGISTERED OFFICE : SAHIBZADA AJIT SINGH NAGAR-160055, DISTT-ROPAR (PUNJAB)
WEBSITE : http://www.ranbaxy.com

ANNEXURE-~~IV~~ III

LETTER OF APPLICATION
(BY LISTED COMPANIES FOR NEW ORIGINAL OR FURTHER ISSUES)
APPENDIX-D TO REGULATION-2
(REGULATION-2.3.)

From: RANBAXY LABORATORIES LTD
25, NEHRU PLACE,
NEW DELHI-110 019

DATED: January 12, 2005

The Deputy General Manager (Listing),
Mumbai Stok Exchange,
Corporation Relationship Department,
1st Floor, New Trading Ring,
Rotunda Building, P.J.Towers,
Dalal Street,
Mumbai-400 001

Dear Sir/Madam,

In conformity with the listing requirements of the stock exchange, we hereby apply for admission of the following securities of the Company to dealings on the Exchange.

"**93,068 Equity shares** of Rs.10/- each allotted to the employees of the Company on exercise of Employee Stock Option Scheme of the Company as per details given below:

: a) Rs. 595 per share

34225 Equity Shares (inclusive of 12799 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 673 per share

17586 Equity Shares (inclusive of 6588 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 745 per share

24737 Equity Shares (inclusive of 9264 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)


LABORATORIES
NEW DELHI

d) Rs. 567 per share

14770 Equity Shares

e) Rs. 701 per share

400 Equity Shares

f) Rs. 992 per share

1350 Equity Shares

93068

These shares were allotted to the employees of the Company on **January 10, 2005** on exercise of Stock Options in terms of Employees Stock Option Schemes of the Company.

We send herewith the listing application duly completed. We also forward the documents (or drafts thereof) as per list attached and undertake top furnish such additional information and documents as may be require).

Yours faithfully,
FOR RANBAXY LABORATORIES LTD.



(TARUN DALAL)
SENIOR MANAGER (SECRETARIAL SERVICES)


NEW DELHI

- Please enumerate separately shares which are not identical in all respects. Shares are Identical in all respects only i.

(i) They are of the same nominal value and the same amount per share has been called up.
(ii) They are entitled to dividend at the same rate and for the same period, so that at the next ensuing distribution the dividend payable on each share will amount to exactly the same sum net and gross and
(iii) They carry the same rights in all other respects.

** Applicable only when securities for which application for admission to dealings is made are proposed to be issued or having already been issued it is intended to make a placing or any offer for sale.

Please strike out where not applicable.

*** Applicable to new companies only. Please strike out not applicable.


NEW DELHI

(Appendix XII)
List of Supporting Documents

To be Filed with the listing Application

(By listed Companies The Further Issues)

(Please check the * against documents forwarded with the application)

1. Copies of the following relative to the new issue.

*	(a)	Prospectus
*	(b)	Statement in lieu of Prospectus
*	(c)	Offer of Sale
*	(d)	Circular offering the new issue for subscription
*	(e)	Advertisement offering the new issue for subscription.

2. Copy of every letter, Report Balance Sheet, Valuation, Contracts, Agreement, Court order or other documents relative to the new Issue.
3. Certified copy of letter of Consent of the Controller of Capital Issue.
4. Certified copies of the following relative to the new issue.

*	(a)	Underwriting Agreements
*	(b)	Sub-underwriting Agreement
*	©	Sub-underwriting letters together with statement containing the names addresses and description of the sub-writers and amount sub-underwritten by each of them.
*	(d)	Brokerage Agreements
*	(e)	Letter of Appointment of official Brokers and Sub-Brokers together with a statement of the terms and conditions of appointments.

5. Specimens (cancelled and marked as such) of the following relative of the new issue.

*	(a)	Share Certificates (Attached)
*	(b)	Debenture Certificates

6. Specimen (if any) of the following relative of the issue.

*	(a)	Letters of Allotment
*	(b)	Letters of Acceptance
	©	Letter of Renunciation.

Note: The above list indicates documents ordinarily required in support of a listing application, in special circumstances, additional documents may be required.


RANBAXY LABORATORIES LTD.
NEW DELHI

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 10.01.2005 93,068 Equity Shares of Rs.10/ each As per statement attached.
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees	NOT APPLICABLE



RANBAXY LABORATORIES LTD
NEW DELHI

(iv) Number of shares allotted to- (a) Public other than directors And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to-	NOT APPLICABLE


RANBAXY LABORATORIES LTD.
NEW DELHI

(a) Public other than Directors and underwriters of their Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD.




RANBAXY LABORATORIES LTD.
NEW DELHI

Date: January 12, 2005

(TARUN DALAL)
SENIOR MANAGER (SECRETARIAL SERVICES)

Annexure- A

(a) Offer price per share :

(i) **93,068 Equity Shares** :

a) Rs. 595 per share

34225 Equity Shares (inclusive of 12799 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

b) Rs. 673 per share

17586 Equity Shares (inclusive of 6588 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

c) Rs. 745 per share

24737 Equity Shares (inclusive of 9264 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

d) Rs. 567 per share

14770 Equity Shares

e) Rs. 701 per share

400 Equity Shares

f) Rs. 992 per share

1350 Equity Shares

93068


RANBAXY LABORATORIES LTD.
NEW DELHI

ANNEXURE- IV

DISTRIBUTION SCHEDULE

(To be made out of each class of secuirty)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of **EQUITY SHARES** as on **10.1.2005 (ESOP)**

(Kind of Secuirty)

Total nominal value of **Rs.9,30,680** Nominal Value of each shares **Rs.10/-**

Total number of shares **93,068** Paid up value of per share **Rs.10/-**

Distinctive Nos. from **185927737** To **186020804** *

TABLE I

DISTRIBUTION OF HOLDINGS

FOR ALLOTMENT OF SHARES UNDER EMPLOYEES STOCK OPTION SCHEME OF THE COMPANY

Shareholding of nominal value		Shareholders		Share Amount	
Rs. From	Rs. To	Number	% to Total	Rs.	% to Total
(1)		(2)	(3)	(4)	(5)
1	5000	305	86.90	479660	51.54
5001	10000	31	8.83	211660	22.74
10001	20000	13	3.70	194560	20.91
20001	30000	2	0.57	44800	4.81
30001	40000	0	0.00	0	0.00
40001	50000	0	0.00	0	0.00
50001	100000	0	0.00	0	0.00
100001	and above	-	-	-	-
TOTAL		**351**	**100.00**	**930680**	**100.00**

* 36,994 Equity Shares (against 12% FCD of Rs.300 each 1993 Series) kept in abeyance under provisions of Section 206A of the Companies Act, 1956. These 36,994 equity shares have not been issued till date and hence not allotted.


RANBAXY LABORATORIES LTD.
NEW DELHI

TABLE II

NAME OF SHAREHOLDERS AND SHARES HELD BY THE FOLLOWING. VIZ

	Name of Shareholders	No. of Shares	% to Total No. of Shares
	(1)	(2)	(3)
a) Foreign Holding	(i) Foreign Collaborators	0	0.00
	(ii) Foreign Financial Institutions	0	0.00
	(iii) Foreign Nationals	0	0.00
	(iv) Non-Resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	4190	4.50
	(v) The Bank of New York	0	0.00
	(vi) Non-domestic Companies	0	0.00
	TOTAL	**4190**	**4.50**
b) Govt./Govt. Sponsored Financial Institutions	(I) Life Insurance Corpn of India	0	0.00
	(ii) Unit Trust of India *	0	0.00
	(iii) Industrial Finance Corpn. Of India	0	0.00
	(iv) Industrial Dev. Bank of India	0	0.00
	(v) Industrial Credit & Investment Corp of India	0	0.00
	(vi) General Insurance Corpn of India and its subsidiaries	0	0.00
	(vii) Nationalised Bank	0	0.00
	(vii) Government Companies	0	0.00
	(ix) Central Government	0	0.00
	(x) State Government	0	0.00
	(xi) State Financial Corporations	0	0.00
	(xii) Foreign Banks	0	0.00
	(xiv) Mutual Fund	0	0.00
	* Under various schemes		
	TOTAL	**0**	**0.00**
c) Bodies Corporate (not covered under (a) and (b))	(I) Holding Company	0	0.00
	(ii) Subsidiary Companies	0	0.00
	(iii) Other bodies corporate	0	0.00
	TOTAL	**0**	**0.00**
d) Directors and their relatives (as defined in Sec.6 of the Companies Act, 1956	(I) Directors	0	0.00
	(ii) Relatives	0	0.00


NEW DELHI

(e) Other top 50 shareholders (Other than those listed above	Names	No. of Shares	% to Total No. of Shares
	NIL		
	TOTAL	0	0

TABLE III

HOLDINGS OF OFFICE BEARERS AS ON 10TH JANUARY 2005

Names of Director, Managing Director, Chairman, President, Secretary	Official Relationship to the Coampany	Number of Shares
(1)	(2)	(3)
Mr. Tejendra Khanna	Chairman	0
Dr. Brian W Tempest	Chief Executive Officer and Managing Director	0
Mr. Malvinder Mohan Singh	Whole Time Director	0
Mr. J W Balani	Director	0
Mr. Vivek Bharat Ram	Director	0
Mr. Gurcharan Das	Director	0
Dr. P S Joshi	Director	0
Mr. Nimesh Kampani	Director	0
Mr. V K Kaul	Director	0
Mr. Vivek Mehra	Director	0
Mr. Harpal Singh	Director	0
Mr. Surendra Daulet Singh	Director	0
Mr. S K Patawari	Company Secretary	368

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD




RANBAXY LABORATORIES LTD.
NEW DELHI

(TARUN DALAL)
SENIOR MANAGER - SECRETARIAL SERVICES

Dated: January 12, 2005

Note

Separate forms should comleted for each class of securities , e.g debentures, preference shares equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if -

(1) They are of the same nominal value and the same amount per share has been called up

(2) They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and

(3) They carry the same rights in all respects.

FORM NO.2

No of Company: **3747**
Nominal Capital : **Rs.200 Crores**

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the **RANBAXY LABORATORIES LIMITED** made out on the following **date/dates : **10.01.2005** filed with the Registrar of Companies pursuant to section 75(1)

1. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount		Amount paid on application (excluding premium)	Amount paid or due and payable on allot-ment		Amount of premium (if any) payable on shares	Amount of discount (If any)
		per share	total		paid	due and payable		
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	93068	10/-	930680	930680	-	-	40,706,212	-
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
10.01.2005	(As per List attached) at Annexure-I		93,068	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature :



Designation: (S.K.PATAWARI)
COMPANY SECRETARY

Dated: 14.01.2005

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

Director
Managing Director
Manager
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).